Exhibit O

RECENT DEVELOPMENTS IN THE REGISTRANT AS OF MARCH 21, 2023

The information included in this Exhibit O supplements the information about the Republic of Panama (the “Republic” or “Panama”) contained in Panama’s annual report for the year ended December 31, 2021, on Form 18-K filed with the Commission on September 30, 2022, as amended by Amendment No. 1 thereto filed on November 21, 2022, and as may be further amended from time to time. To the extent the information in this Exhibit O is inconsistent with the information contained in such annual report, the information in this Exhibit O replaces such information. Initially capitalized terms used in this section have the respective meanings assigned to those terms in such annual report.

Republic of Panama

Social and Economic Situation

On December 2, 2022, Archbishop José Domingo Ulloa, who led the first phase of the National Roundtable for Dialogue, asked the University of Panama to serve as mediator and to contact the parties who expressed interest in participating in the second phase of the National Roundtable for Dialogue.

On December 17, 2022, after several preliminary meetings with the representative sectors, the University of Panama’s Inter-American School for Social Dialogue and Conflict Resolution (the “EI-DiSTReC”) communicated that it would serve as the mediator for the second phase of the National Roundtable for Dialogue only after all parties reached an agreement on five parameters: (i) the location of the Roundtable meetings; (ii) logistics; (iii) confidentiality and communications with respect to the negotiations; (iv) the topics to be discussed; and (v) participation on an equal footing.

On February 11, 2023, the Minister of Public Works, the Minister of Government and the director of the Agricultural Marketing Institute met with indigenous groups from Viguí and San Félix in the province of Chiriquí. The indigenous leaders expressed their concerns regarding the Government’s compliance with agreements reached at the National Roundtable for Dialogue regarding road repair in the community and the price of the basic consumer basket and did not rule out closing off major roads in the event of noncompliance. On February 13, 2023, a group of indigenous people temporarily closed the Inter-American Highway in Chiriquí, requesting the repair of roads in their community, protesting the high cost of food and demanding Government compliance with the agreements made at the National Roundtable for Dialogue.

On February 20, 2023, the United Nations announced that it would participate in Panama’s National Roundtable for Dialogue and provide technical support. The UN proposed sending an exploratory mission to learn more about the participants and mechanisms in connection with the National Roundtable for Dialogue.

As of February 23, 2023, the parties have not set a date for the commencement of the second phase of National Roundtable for Dialogue.

Recent Government Actions

On November 17, 2022, Law No. 337 of 2022 was published, which allows the General Directorate of Revenue (DGI) to enter into special payment agreements with taxpayers who owe back taxes, as a temporary measure to stimulate collection of taxes. Law No. 337 is expected to promote the generation of current income, mainly tax, for the benefit of the State, translating the receipts into greater investments and opportunities for social development.

On November 24, 2022, the Judicial Branch announced that Guillermo Puga, a member of the Board of Directors of the Social Security Fund, and other union leaders were sentenced to five years in prison for the crime of embezzlement from the Ministry of Labor and Labor Development (“Mitradel”). The investigation into the accused began after the former Minister of Labor filed a complaint with the Public Ministry alleging that the Institute of Labor Studies, a unit within Mitradel, handed over large sums of money to labor unions without the unions having presented the required reports on the use of the funds. During the investigation, inconsistencies were found between permitted uses and expenses of over U.S.$261,000.

On December 15, 2022, President Cortizo, together with the Cabinet Council, instructed the Minister of Commerce and Industry, the Minister of Environment and the Minister of Labor and Labor Development to adopt administrative measures in order to comply with the 2017 judgment of the Supreme Court of Justice that declared the contract between the Panamanian State and the company Minera Panamá S.A. (formerly Minera Petaquilla, S.A.) unconstitutional. President Cortizo stated that the decision came after Minera Panamá failed to fulfill its January 2022 commitment to work towards a reasonable and satisfactory concession contract that establishes fair benefits for both parties.

On December 24, 2022, the Ministry of Commerce and Industry announced that First Quantum Minerals and Minera Panamá S.A. took steps to initiate two arbitrations against Panama: (1) a commercial arbitration against Panama under the 1997 concession contract, which was declared unconstitutional by the Supreme Court of Justice, and (2) an investment arbitration under the Canada-Panama Free Trade Agreement (FTA).

On December 30, 2022, the Government extended the Vale Digital economic support program, which provides transfers of U.S.$120 per month to people affected by the COVID-19 pandemic, until February 2023. On February 28, 2023, the Cabinet Council authorized another extension of the Vale Digital through April 2023.

On January 12, 2023, the Government extended the fuel subsidy until February 15, 2023, maintaining the price per gallon at U.S.$3.25 for 91 and 95 octane gasoline, as well as diesel. The Government later extended the fuel subsidy again until April 1, 2023.

Through Executive Decree No. 1 of January 18, 2023, the Government extended the price controls on 18 food products from the basic consumer basket for an additional six months.

On January 26, 2023, the Panama Maritime Authority issued Resolution No. 007-2023 requiring Minera Panamá S.A. to suspend copper concentrate loading operations at the port of Punta Rincon until the company demonstrates the certification process of the calibration of the scales by an accredited company.

On February 14, 2023, the European Union announced that it would keep Panama on its list of tax havens.

On February 14, 2023, through Executive Decree No. 3, the Government extended the 30% discount on the price of medicines for an additional six months.

On February 23, 2023, First Quantum Minerals Ltd. announced that its subsidiary, Minera Panamá S.A., was suspending ore processing operations at the Cobre Panama mine as a the result of the refusal by the Panama Maritime Authority to allow copper concentrate loading operations at the mine’s Punta Rincón port.

On February 24, 2023, the Financial Action Task Force (the “FATF”) upgraded Panama’s compliance rating, noting the completion of 13 of the 15 action items that were established in Panama’s June 2019 FATF Action Plan to improve its framework against money laundering and terrorism financing. The FATF urged Panama to complete its Action Plan by June 2023.

On March 8, 2023, the Government of Panama and Minera Panamá S.A. announced that they had reached agreement on the final text of the concession contract that will govern the long-term operation of the Cobre Panama project. The proposed new concession contract will have an initial 20-year term, with a 20-year extension option, and meets the Government’s objectives with respect to equitable sharing of royalties and taxes for Panama’s natural resources, with expected minimum revenues for the Government of U.S.$375 million each year (approximately 10 times more than the Government received under the 1997 concession contract). The proposed concession contract is subject to a 30-day public consultation process and approvals by the Panamanian Cabinet, the Comptroller General and the National Assembly. First Quantum Minerals temporarily suspended the two arbitration suits against Panama with the intention of withdrawing them completely once the new contract is signed.

On March 8, 2023, President Cortizo signed Law No. 375 of 2023, creating the Ministry for Women. The Ministry for Women will develop and execute comprehensive public policies in favor of women in order to promote equal opportunities throughout Panama.

Political Developments

On November 22, 2022, President Cortizo appointed Vladimir A. Franco Sousa and Yill del Carmen Otero as new Vice Ministers of Foreign Affairs.

On November 24, 2022, a criminal trial court in the First Judicial Circuit of the province of Panama opened a criminal case against three people, including the former Minister of Labor, Alma Cortés, for the alleged crime of unjustified enrichment while working at Mitradel. The criminal case is based on an official investigation that began in 2016 in connection with audit reports presented by the Comptroller General.

On December 19, 2022, former Minister of Labor Alma Cortés was sentenced to 32 months in prison after the Superior Court of Appeals overturned the trial court’s acquittal in a case involving alleged anomalies in the disbursement of money for travel expenses.

On January 25, 2023, the U.S. delivered Luis Enrique Martinelli and Ricardo Alberto Martinelli Linares into the custody of Panamanian authorities after the men served a 36-month sentence in the U.S. for bribery and money laundering.

On January 25, 2023, U.S. Secretary of State Antony Blinken announced that the U.S. will bar former Panamanian President Ricardo Martinelli and his immediate family from entering the country due to his involvement in significant corruption and bribery schemes.

On February 1, 2023, Vice President José Gabriel Carrizo resigned from his position as Minister of the Presidency to begin his presidential campaign for the 2024 general elections. Vice President Carrizo officially launched his presidential candidacy on February 5, 2023, seeking to be the Democratic Revolutionary Party’s primary candidate.

On February 7, 2023, President Cortizo appointed José Simpson Polo as the new Minister of the Presidency, replacing José Gabriel Carrizo.

On February 8, 2023, the vice mayor of the district of Panama, Judy Meana, resigned. In a letter addressed to the mayor, José Luis Fábrega, Ms. Meana expressed her deep disagreement with his decision-making, which she deemed arbitrary and which she claimed did not benefit the district’s residents.

On February 15, 2023, the Office of the Attorney General confirmed the six-year sentence imposed on the former Minister of Social Development, Guillermo Ferrufino, and his wife, Milena Vallarino, for the crime of unjustified enrichment. Their conviction was based on crimes committed between 2009 and 2014, during the government of former President Ricardo Martinelli, when Mr. Ferrufino served as minister.

On February 27, 2023, the Vice Minister of Indigenous Affairs, Ausencio Palacio, resigned. President Cortizo appointed Ismael A. Jaén as the new Vice Minister of Indigenous Affairs. Vice Minister Jaén has Master’s Degrees in School Management and Supervision and in Mathematics Education.

On February 28, 2023, the director of the Institute for the Training and Use of Human Resources (“Ifarhu”), Bernardo Meneses, and the director of the Panamanian Sports Institute (“Pandeportes”), Héctor Brands, resigned from their positions to pursue their respective political aspirations. President Cortizo promptly named the replacements: Ileana Molo Alvarado as the director of Ifahru, and Luis Denis Arce as the director of Pandeportes.

On March 10, 2023, President Cortizo appointed Juana Herrera as the Minister of the newly-created Ministry for Women. The Presidency reported that Ms. Herrera has extensive training in medicine, having recently served as director of the National Institute of Mental Health and head of the Mental Health section of the Ministry of Health.

The Panamanian Economy

Economic Performance

In 2022, estimated GDP growth was 10.8%, compared to 15.8% GDP growth 2021, mainly due to continued recovery of all economic activities due to the control of the COVID-19 pandemic, which allowed the full opening of the economy. Inflation was 2.9% in 2022 compared to 2021.

The transportation, storage and mail sector grew by 13.7% in 2022 compared to 2021, representing 11.4% of GDP in 2022. Growth in the transportation, storage and mail sector was primarily due to increased operations in the Panama Canal as well as increased activity in ports and in air and ground transportation. Mining activities increased by 6.3% in 2022 compared to 2021, representing 4.0% of GDP in 2022. Growth in mining activities was primarily due to the extraction of basic material such as stone, sand and clay. The information and communications sector grew by 2.8% in 2022 compared to 2021, representing 2.4% of GDP in 2022. Growth in the information and communications sector was primarily due to an increase in demand for mobile phone and internet services.

The construction sector grew by 18.5% in 2022 compared to 2021, representing 14.1% of GDP in 2022. Growth in the construction sector was primarily due to public investment in infrastructure and construction of residential projects. The financial and insurance sector grew by 5.5% in 2022 compared to 2021, representing 6.3% of GDP in 2022. Growth in the financial intermediation sector was attributable mainly to higher performance of the banking sector.

The manufacturing sector grew by 5.1% in 2022 compared to 2021, representing 4.8% of GDP in 2022. Growth in the manufacturing sector was primarily due to an increase in the production of meat and meat products. The agricultural and fisheries sector grew by 5.2% in 2022 compared to 2021, representing 2.6% of GDP in 2022. Growth in the agricultural and fisheries sector was primarily due to an increase in the production of rice. The commerce, hotels and restaurants sector grew by 17.7% in 2022 compared to 2021, representing 21.6% of GDP in 2022. The growth in the commerce, hotels and restaurants sector was mainly due to an increase in the sales volume of wholesale food products, beverages, textiles, clothing construction materials and the sale of fuel.

The Central Government’s current savings in 2022 registered a surplus of U.S.$620.4 million (0.8% of nominal GDP) compared to a deficit of U.S.$1,124.4 million in 2021 (1.7% of nominal GDP). The Government’s overall deficit decreased to U.S.$3,108.4 million in 2022 (4.1% of nominal GDP) from U.S.$4,495.5 million in 2021 (6.7% of nominal GDP). In 2022, Panama’s non-financial public sector balance registered a deficit of U.S.$3,005.5 million (3.9% of nominal GDP), a decrease from a deficit of U.S.$4,345.2 million (6.5% of nominal GDP) in 2021.

As of December 31, 2022, the total estimated amount of payments scheduled under the Government’s outstanding turnkey and deferred payment contracts from 2023 to 2026 was approximately U.S.$1,206.3 million, up from U.S.$846.0 million as of December 31, 2021.

The following table sets forth Panama’s principal price indicators for each of the years 2018 through 2022:

TABLE NO. 2

Inflation

(percentage change from previous period) (1)

	2018	2019	2020	2021	2022
Annual Percentage Change:
Consumer Price Index	0.8%	(0.4)%	(1.6)%	1.6%	2.9%

(1)	The CPI inflation base year is 2013

Note: Totals may differ due to rounding.

Source: Office of the Comptroller General.

The following tables set forth Panama’s GDP, including sectoral origin (in dollars and as a percentage of GDP) and percentage change from 2018 to 2022:

TABLE NO. 3

Gross Domestic Product

	2018 (R)		2019 (R)	2020 (R)	2021 (R)	2022 (E)
Gross Domestic Product in chained volume measure (millions of dollars)(1)	$67,294.2		$69,502.7	$57,222.7	$66,284.4	$73,449.3
% Change over Previous Year	66.9	% †	3.3%	(17.7)%	15.8%	10.8%
Gross Domestic Product in nominal prices (millions of dollars)	$62,294.2		$69,721.8	$57,086.8	$67,406.7	$76,522.5
% Change over Previous Year	4.4%		3.6%	(18.1)%	18.1%	13.5%

Note: Totals may differ due to rounding.

(R)	Revised figures.
(E)	Estimated figures.
(1)	Figures are based on 2018 constant dollars.
†

The percentage change in GDP between 2017 and 2018 is due in part to the Office of the Comptroller General’s rebasing of the System of National Accounts to 2018, which resulted in a higher revised GDP figure for 2018. See “Presentation of Economic and Other Information”.

Source: Office of the Comptroller General.

TABLE NO. 4

Sectoral Origin of Gross Domestic Product

(in millions of dollars)(1)

	2018 (R)	2019 (R)	2020 (R)	2021 (R)	2022 (E)
Primary Activities:
Agriculture and Fisheries	$1,595.2	$1,684.6	$1,716.2	$1,797.3	$1,890.5
Mining	848.2	1,039.3	1,336.9	2,734.4	2,905.7
Total	$2,443.4	$2,723.9	$3,053.1	$4,531.7	$4,796.2
Industrial Activities:
Manufacturing	$3,851.6	$3,797.7	$3,011.8	$3,353.7	$3,525.7
Construction	12,915.4	13,010.0	6,793.4	8,752.6	10,373.2
Total	$16,767.0	$16,807.7	$9,805.2	$12,106.3	$13,898.9
Services:
Public utilities	$1,380.5	$1,407.8	$1,431.3	$1,529.6	$1,575.9
Commerce, restaurants and hotels	14,346.5	14,589.5	11,299.5	13,493.2	15,886.2
Information and communications	1,597.9	$1,602.5	$1,622.6	$1,699.5	$1,747.9
Transportation, storage and mail	6,880.9	7,454.4	6,292.4	7,357.2	8,364.8
Financial and insurance	4,141.7	4,318.6	4,365.8	4,415.5	4,657.0
Real estate	5,926.2	6,245.9	6,220.9	6,474.8	6,795.8
Public administration	2,777.7	2,951.9	3,404.4	3,668.8	3,684.2
Other services	8,777.6	9,185.4	8,260.6	9,117.5	9,891.2
Total	$45,829.2	$47,755.9	$42,897.4	$47,756.2	$52,603.0
Plus Import Taxes(2)	2,254.6	2,215.1	1,526.8	1,857.3	2,123.9
Less Imputed Banking Services	—	—	—	—	—
Gross Domestic Product in chained volume measure(3)	$67,294.2	$69,502.7	$57,222.7	$66,284.4	$73,449.3

Note: Totals may differ due to rounding.

(R)	Revised figures.
(E)	Estimated figures.
(1)	Figures are based on 2018 constant dollars and include the Central Government, CSS and consolidated agencies. Figures do not include the PCA or CFZ.
(2)	Including value-added tax.
(3)

The discrepancy between each total and the sum of its components is due to statistical differences originating from utilization of moving base price structures, in accordance with the suggested methodology from the SNA 1993.

Source: Office of the Comptroller General.

TABLE NO. 5

Percentage Change from Prior Year for

Sectoral Origin of Gross Domestic Product (percentage change)(1)

	2018(R)	2019 (R)	2020 (P)	2021 (R)	2022 (E)
Primary Activities:
Agriculture and Fisheries	1.9%	5.6%	1.9%	4.7%	5.2%
Mining	2.8%	22.5%	28.6%	104.5%	6.3%
Total	2.9%	11.5%	12.1%	48.4%	5.8%
Industrial Activities:
Manufacturing	1.3%	(1.4)%	(20.7)%	11.4%	5.1%
Construction	3.2%	0.7%	(47.8)%	28.8%	18.5%
Total	2.7%	0.2%	(41.7)%	23.5%	14.8%
Services:(2)
Public utilities	7.3%	2.0%	1.7%	6.9%	3.0%
Commerce, restaurants and hotels	3.1%	1.7%	(22.6)%	19.4%	17.7%
Information and communications	n/a	0.3%	1.3%	4.7%	2.8%
Transportation, storage and mail	n/a	8.3%	(15.6)%	16.9%	13.7%
Financial and insurance	3.2%	4.3%	1.1%	1.1%	5.5%
Real estate	2.7%	5.4%	(0.4)%	4.1%	5.0%
Public administration	7.9%	6.3%	15.3%	7.8%	0.4%
Other services	3.7%	4.6%	(10.1)%	10.4%	8.5%
Total	4.3%	4.2%	(10.2)%	11.3%	10.1%
Plus Import Taxes(3)	0.7%	(1.8)%	(31.1)%	21.6%	14.4%
Less Imputed Banking Services	—	—	—	—	—
Gross Domestic Product in chained volume measure	3.7%	3.3%	(17.7)%	15.8%	10.8%

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 2018 constant dollars.
(2)	Panama Canal and CFZ figures are not based on 2018 constant dollars and are therefore not included in this table.
(3)	Including value-added tax.

Source: Office of the Comptroller General

TABLE NO. 6

Sectoral Origin of Gross Domestic Product

(as percentage of GDP)(1)

	2018 (R)	2019 (R)	2020 (P)	2021 (E)	2022 (E)
Primary Activities:
Agriculture and fisheries	2.4%	2.4%	3.0%	2.7%	2.6%
Mining	1.3%	1.5%	2.3%	4.1%	4.0%
Total	3.6%	3.9%	5.3%	6.8%	6.5%
Industrial Activities:
Manufacturing	5.7%	5.5%	5.3%	5.1%	4.8%
Construction	19.2%	18.7%	11.9%	13.2%	14.1%
Total	24.9%	24.2%	17.1%	18.3%	18.9%
Services (2)
Public utilities	2.1%	2.0%	2.5%	2.3%	2.1%
Commerce, restaurants and hotels	21.3%	21.0%	19.7%	20.4%	21.6%
Information and communications	2.4%	2.3%	2.8%	2.6%	2.4%
Transportation, storage and mail	10.2%	10.7%	11.0%	11.1%	11.4%
Financial and insurance	6.2%	6.2%	7.6%	6.7%	6.3%
Real estate	8.8%	9.0%	10.9%	9.8%	9.3%
Public administration	4.1%	4.2%	5.9%	5.5%	5.0%
Other services	13.0%	13.2%	14.4%	13.8%	13.5%
Total	68.1%	68.7%	75.0%	72.0%	71.6%
Plus Import Taxes(3)	3.4%	3.2%	2.7%	2.8%	2.9%
Less Imputed Banking Services	—%	—%	—%	—%	—%
Gross Domestic Product in chained volume measure(4)	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 2018 constant dollars.
(2)	Including value-added tax.
(3)	Panama Canal and CFZ figures are not based on 2018 constant dollars, thus are not included in this table.
(4)

The discrepancy between each total and the sum of its components is due to statistical differences originating from utilization of moving base price structures, in accordance with the suggested methodology from the SNA 1993.

Source: Office of the Comptroller General.

Structure of the Panamanian Economy

Principal Sectors of the Economy

Service Sector. The Panamanian economy is based primarily on the service sector, which represented an estimated 71.6% of GDP in 2022. Services include real estate; transportation, storage and mail; information and communication; commerce, restaurants and hotels; financial intermediation and insurance; public administration; the Panama Canal; the CFZ; and public utilities. While the commerce sector, transportation sector and real estate sector represent significant percentages of GDP (estimated to be 21.6%, 13.8% and 9.3%, respectively, of GDP in 2022), the Panamanian economy is distinguished by the economic benefits generated by the Panama Canal and the CFZ.

Commerce. Commerce—which includes wholesale and retail activities as well as restaurants and hotels—is the largest component of the service sector and represented an estimated 21.6% of GDP in 2022. In 2022, commerce activities increased 17.7% compared to 2021, mainly due to an increase in the sales volume of wholesale food products, beverages, textiles, clothing construction materials and the sale of fuel. In 2022, the restaurants and hotels sector increased 36.2% compared to 2021.

Transportation, Storage and Mail. The transportation, storage and mail sector, which includes ports, airports and railways and is the second largest component of the service sector, has been an important component of the Panamanian economy in recent years. It represented an estimated 13.8% of real GDP in chained volume measure in 2022.

Real Estate. The third largest component of the service sector is real estate, which consists of rental income and the imputed rental value of real estate that is occupied but not rented. Real estate represented an estimated 9.3% of GDP in chained volume measure in 2022.

Financial Services and Insurance. The financial services and insurance sector represented an estimated 6.3% of GDP in chained volume measure in 2022. An important component of the sector’s contribution to GDP is attributable to the banking sector, which, as of December 31, 2022, consisted of two state-owned banks (Banco Nacional de Panama (“BNP”) and Caja de Ahorros) and 64 private banks. The banking sector includes general license banks, international license banks, and foreign banks with representative offices. As of December 31, 2022, banking sector assets and deposits totaled approximately U.S.$140.0 billion and U.S.$98.4 billion, respectively.

Panama Canal. In the Panama Canal Authority’s 2022 fiscal year ended September 30, 2022, canal transits increased to 14,239 transits from 13,342 transits during the 2021 fiscal year, while cargo tonnage increased to 291.8 million long tons during the 2022 fiscal year from 287.5 million long tons during the 2021 fiscal year. According to the Panama Canal Authority (“PCA”), toll revenues for fiscal year 2022 reached U.S.$3,027.9 million, an increase of 2.0% compared to U.S.$2,968.2 million in fiscal year 2021, and representing 4.0% of Panama’s estimated nominal GDP for 2022.

Industrial Sector. After the service sector, the next largest segment of the economy consists of the industrial activities of manufacturing and construction, collectively representing an estimated 18.9% of GDP in chained volume measure in 2022.

Manufacturing represented an estimated 4.8% of GDP in chained volume measure in 2022. Manufacturing is principally geared to the production of processed foods and beverages and, to a lesser extent, clothing, chemical products and construction materials for the domestic market.

Construction activity represented an estimated 14.1% of GDP in 2022 and increased by 18.5% compared to 2021, mainly due to public investment in infrastructure works and the construction of residential and non-residential works.

Agriculture, Fisheries and Mining Sector. The agriculture, fisheries and mining sector accounted for an estimated 6.5% of GDP in 2022. Principal agricultural products include bananas, fish, shrimp, sugar, coffee, meat, dairy products, tropical fruits, rice, corn and beans. The value of agricultural and fisheries production in 2022 is estimated to have increased by 5.2% compared to 2021, mainly due to an increase in the planting and harvesting of rice. The value of the mining sector in 2022 is estimated to have increased by 6.3% compared to 2021, mainly due to an increase in the extraction of basic materials, such as rock, sand and clay, which are inputs for the construction sector.

Role of the Government in the Economy

General Government current expenditures (including the Central Government, Caja de Seguro Social and consolidated agencies, but excluding state-owned institutions and interest payments) totaled U.S.$10.9 billion in 2022.

The following table sets forth summary financial information on principal public sector businesses:

Selected State-Owned Enterprises (1)

2022 Financial Statistics

(In millions of dollars)

	Total Assets	Capital and Reserves	Gross Revenues	Net Income	Dividends Paid to the Government
Banco Nacional de Panamá (“BNP”) (banking)(3)	$14,603.9	1,141.5	470.0	195.1	94.6
Empresa Nacional de Autopista (“ENA”) (highway)(2)	$988.1	271.4	105.9	15.9	0.0
Empresa de Transmisión Eléctrica (“ETESA”) (electricity transmission)(3)	$1,245.6	378.7	134.1	23.6	0.0
Metro de Panama, S.A. (railway)(3)	$5,288.3	3,964.3	44.8	(168.4)	0.0
Aeropuerto Internacional de Tocumen (“AITSA”) (airport)(3)	$2,309.7	395.2	242.2	4.3	0.0
Caja de Ahorros (banking)(3)	$6,118.0	334.5	268.7	17.3	8.2

Note: Totals may differ due to rounding.

(1)	All enterprises are 100% owned by the National Government.
(2)	As of and for the nine-month period ended September 30, 2022.
(3)	As of and for the year ended December 31, 2022.

Sources: BNP, ENA, ETESA, AITSA and Caja de Ahorros.

In June 2012, the Government created the Fondo de Ahorro de Panamá (“FAP”) pursuant to Law No. 38 of 2012. The FAP’s fourth quarter report shows total assets of the fund as U.S.$1.5 billion and U.S.$1.5 billion as of December 31, 2022 and December 31, 2021, respectively.

Electric Power

Pursuant to Panamanian law, the transmission company, Empresa de Transmisión Eléctrica, S.A. (“ETESA”), remains 100% state-owned. In 2022, the Government received U.S.$72.3 million of dividends from its shares in electricity companies. In 2022, AES Panama, S.A. paid U.S.$18.0 million in dividends, Enel Fortuna paid U.S.$37.9 million in dividends, ESEPSA paid U.S.$1.9 million in dividends and Elektra Noreste, S.A. paid U.S.$14.4 million in dividends. ETESA, Bahia Las Minas Corp, EDEMET and EDECHI did not pay dividends in 2022.

ETESA is authorized by the Autoridad Nacional de los Servicios Publicos (“ASEP”) to provide high tension electric energy transmission service to the general public under a concession contract that is valid until 2025 and that can be extended by ETESA. ETESA offers use of the transmission network with open access and regulated fees. ETESA’s electric transmission system consists of transmission lines of 230 kV and 115 kV. As of June 2022, the total length of the 230 kV lines was 2,745.1 km in double circuit lines and 93.9 km in simple circuit lines, while the total length of the 115 kV lines was 272.3 km in double circuit lines and 37.8 km in simple circuit lines.

Panama currently has high electricity rates (an estimated average of 22.13 cents per kilowatt hour for the second half of 2022), and demand for electricity in the first nine months of 2022 increased at an estimated average rate of 4.3% compared with the same period of 2021. As of June 30, 2022, Panama had an installed generating base of 4,001.9 megawatts (“MW”), of which 1,810.3 MW (45.3%) were hydroelectric, 1,419.6 MW (35.5%) were thermoelectric, 435.1 MW (10.8%) were photovoltaic power and 336.0 MW (8.4%) were wind power. During the six-month period ended June 30, 2022, total energy generation in Panama amounted to 5,615 GWh (an increase of 0.4% compared to the same period of 2021), of which 55.4% was hydroelectric, 30.6% was thermoelectric and 14.0% was from renewable sources.

Telecommunications

In its fiscal year ended December 31, 2022, Cable & Wireless (Panamá) S.A. experienced a 13.0% increase in revenue compared to the same period in 2021, mainly to the inclusion of América Móvil’s operations in Panama during the last quarter of 2022. However, Cable & Wireless (Panamá) S.A. did not pay dividends to the Central Government for the company’s fiscal year ended December 31, 2022.

As of December 31, 2022, the telecommunications market comprised approximately 244 operating companies and 732 companies authorized to operate telecommunication concessions. As of December 31, 2022, there were approximately 811,488 operating fixed telephone lines in the country with an estimated line penetration rate of 18.5 fixed lines per 100 inhabitants. As of December 31, 2022, there were approximately 6.9 million active cellular telephone lines.

Water

The national water and sewage utility is the Instituto de Acueductos y Alcantarillados Nacionales (“IDAAN”), which serves approximately 92.0% of the population for which it is responsible (which constitutes 86.0% of the total population) through its 54 water purification plants, two filtration galleries, 194 pumping stations, and 609 underground wells. Inefficiency in IDAAN’s operations and management, combined with leakage, has led to an estimated unaccounted for water rate of 40.0%. Unlike INTEL, S.A. (telecommunications) and Instituto de Recursos Hidráulicos y de Electrificación (electricity generation, transmission and distribution), which had generally paid dividends to the Government on an annual basis prior to privatization and required no Government funding, IDAAN has required periodic transfer payments from the Government to meet its operating and capital expenses.

Air Transportation

In 2022, AITSA handled approximately 15.8 million passengers, an increase of 72.2% compared to 2021.

Ports

In 2022, the Manzanillo International Terminal (“MIT”) handled approximately 2.7 million TEUs of cargo and containers, compared to approximately 2.8 million TEUs in 2021. In 2022, the Colón Container Terminal handled approximately 1.4 million TEUs of cargo and containers, compared to approximately 1.1 million TEUs in 2021. In 2022, the container terminal at Port of Balboa handled approximately 2.2 million TEUs of cargo and containers, compared to approximately 2.3 million TEUs in 2021. In 2022, the container terminal at the Port of Cristobal handled approximately 913,911 TEUs of cargo and containers, compared to approximately 1.0 million TEUs in 2022.

Banking

Collectively, BNP and Caja de Ahorros had approximately 18.8% of deposits and 16.1% of assets in the national banking system as of September 30, 2022. See “Financial System—Public Sector Banking Institutions” for more information on BNP and Caja de Ahorros. As of March 16, 2023, the Government had not announced any plans to privatize these financial institutions.

Panama Canal

The Panama Canal plays a significant role in the Panamanian economy. In the PCA’s 2022 fiscal year ended September 30, 2022, Canal transits increased to 14,239 from 13,342 in fiscal year 2021, while cargo tonnage in fiscal year 2022 increased to 291.8 million long tons from 287.5 million long tons in fiscal year 2021. According to the PCA, toll revenues for fiscal year 2022 reached U.S. $3,028.0 million, an increase of 2.0% compared to U.S. $2,968.0 million in fiscal year 2021.

On average, from the Canal’s fiscal year 2018 to the fiscal year 2022, transits through the Canal increased by 1.1% per annum and cargo tonnage increased by 4.0% per annum. Factors such as the development of alternative land routes and the increasing size of vessels that can transit through the Canal have contributed to the decrease between 2018 and 2022 in the number of vessels required to transport cargo. On average, from fiscal year 2018 to fiscal year 2022, toll revenues increased by 6.3% per annum, primarily due to an increase in toll rates.

As of September 30, 2022, the Canal’s total work force (which includes temporary and permanent personnel) was 8,727. Of the total 2022 work force, 7,728 (89%) were men and 999 (11%) were women.

The following table sets forth the Canal’s statistical and financial information for fiscal years 2018 through 2022 (each ended on September 30):

TABLE NO. 8

Panama Canal Principal Statistics

Fiscal Year	Number of Transits	Tolls (millions of U.S. dollars)	Long Tons of Cargo (millions)
2018	13,795	$2,485.0	$255.0
2019	13,785	$2,593.0	$253.0
2020	13,369	$2,663.0	$255.7
2021	13,342	$2,968.0	$287.5
2022	14,239	$3,028.0	$291.8

Source: Panama Canal Authority.

In fiscal year 2022, the PCA had a surplus of approximately U.S. $2,412.0 million, an increase of 12.9% compared to U.S. $2,136.0 million in 2021.

In 2022, the PCA transferred U.S.$2,494.4 million to the Central Government in dividends, an increase of 19.9% compared to U.S.$2,080.6 million in dividends that the PCA paid to the Central Government in fiscal year 2021. Of the total dividends paid to the Central Government for the 2022 fiscal year, the PCA paid to the Central Government U.S.$600.4 million from tolls and services, an increase of 1.3% compared to U.S.$592.8 million for the 2021 fiscal year.

In fiscal year 2022, precipitation levels around the Panama Canal were 8.5% above the historical yearly average. Due to the high precipitation levels and efficient water management in the Gatun and Alhajuela reservoirs, during 88% of the days in fiscal year 2022, the Canal had a 50-foot draft, the highest permitted in the neopanamax locks, which allowed vessels to transit with greater cargo volumes, maximizing the utilization of their fleet and positively impacting Canal revenues.

On January 1, 2023, the new toll system for transiting the Panama Canal went into effect. Approximately 430 different toll rates were consolidated into 60 toll rates, each at higher prices.

On January 16, 2023, the Panama Canal celebrated 21 years of reforestation efforts through the Panama Canal Economic Incentives Program, during which five million trees have been planted in the Canal Watershed with the purpose of protecting the environment and water resources. This figure has great significance and symbolism because it represents one tree for each Panamanian. The Program has allowed the reforestation of 10,846 hectares, of which 3,650 correspond to agroforestry (coffee, cocoa and fruit trees) and 4,776 correspond to silvopasture (on cattle farms). The remaining 2,420 hectares have been dedicated to conservation and commercial reforestation with the aim of enriching scrublands to establish new forest plantations, mainly within national parks, river courses, Canal heritage areas and other strategic zones.

During January 2023, 4,452 vessels transited the Panama Canal, of which 71.95% were Panamax size and 28.05% were Neopanamax size.

On March 14, 2022, Metro de Panama awarded the design and construction of the tunnel that will pass under the Panama Canal to the HPH joint venture formed by Hyundai Engineering & Construction Co., Ltd. and Posco Engineering Construction, which is also in charge of constructing the rest of Line 3. The design of the tunnel was initially awarded to the Americas consortium (composed of the Spanish company Typsa and the American company Louis Berger), but the Americas consortium failed to provide the required professional liability policy, so the contract for the tunnel was not finalized. The machinery to be used for tunnel boring is expected to arrive in Panama in late 2023, and the drilling of the 6.1-kilometer tunnel is expected to commence in early 2024.

The Panama Canal Expansion Project

Between July 27, 2022 and July 28, 2022, the arbitral tribunal held the final hearing in connection with Arbitration No. 3 concerning the Gateways. The PCA expects the arbitral tribunal to issue its award during the first half of 2023.

The Colón Free Zone

During the nine-month period ended September 30, 2022, imports to the Colón Free Zone (“CFZ”) were preliminarily estimated at U.S.$10.8 billion, an increase from U.S.$6.3 billion during the nine-month period ended September 30, 2021.

During the nine-month period ended September 30, 2022, re-exports to the CFZ were preliminarily estimated at U.S.$8.3 billion, an increase from U.S.$6.8 billion during the nine-month period ended September 30, 2021.

During the nine-month period ended September 30, 2022, Panama’s non-CFZ merchandise exports were preliminarily estimated at U.S.$2.8 billion, an increase from U.S.$2.6 billion during the nine-month period ended September 30, 2021.

During the nine-month period ended September 30, 2022, Panama’s non-CFZ merchandise imports were preliminarily estimated at U.S.$11.4 billion, an increase from U.S.$8.2 billion during the nine-month period ended September 30, 2021.

On February 9, 2023, the General Manager of the Colon Free Zone, spokespersons for the Coalition of Unity for Colon, representatives of the Ministry of Economy and Finance, members of the Users Association of the Colon Free Zone, members of the Frente Amplio Colonense, members of the Cement Industry Workers Union of Panama and representatives of the Ministry of Labor met in the National Assembly to work towards a consensus on Bill No. 620. Bill No. 620 contemplates modifications to Law No. 8, which regulates the operation of the CFZ. Among its proposed changes, Bill No. 620 (i) adds to the functions of the CFZ’s board of directors, enabling the board to authorize judicial and extrajudicial settlements and investments or contracts with values of over $750,000; (ii) proposes certain tax benefits for companies operating within the CFZ, including exempting any transfers of securities to companies in the CFZ from income tax and exempting any commercial and industrial improvements within the CFZ from property tax; (iii) attempts to diversify the CFZ by adding to its permitted activities: services related to cinematography, manufacture and reconversion of products, and scientific research and development; (iv) permits eligible CFZ companies to access the benefits of the Special Regime for the Establishment and Operation of Multinational Companies for the Provision of Manufacturing Services (EMMA); and (v) aligns the CFZ’s employment regime with those offered by other special economic zones within Panama, such as the Panama Pacifico Area.

Employment and Labor

Social Security System (SIACAP)

Since its inception in July 2000 through February 28, 2023, SIACAP had administered approximately U.S.$1.9 billion in contributions and revenues, a 5.6% increase from the U.S.$1.8 billion in aggregate contributions and revenues administered as of February 28, 2022.

As of February 28, 2023, SIACAP had 579,701 participants, a 7.7% increase from 538,407 participants as of February 28, 2022. As of February 28, 2023, SIACAP carried a balance of U.S.$829.4 million in contributions from its participants, a 0.6% decrease from U.S.$834.5 million in contributions as of February 28, 2022, mainly due to a decrease in the SIACAP’s investment yields as a result of volatility in global markets.

CSS

Within the framework of the Social Security Fund (“CSS”) National Dialogue, the International Labor Organization (“ILO”) developed a preliminary actuarial study and report on the CSS health, pensions and disability (“IVM”) program’s pension funds to help guide the IVM Commission’s pension reform proposal. On September 19, 2022, the CSS published the ILO actuarial report, which warns of the mixed subsystem’s poor design, the possible exhaustion of the total reserve of the defined benefits subsystem by 2024 and the contributions that the Government should make to continue the payment of pensions under the IVM program.

On January 5, 2023, the CSS stated that it was waiting for the ILO to schedule a date to explain its report on the IVM program’s pension funds and its recommendations for the pension system in order to reconvene the CSS National Dialogue on the subject.

Public Finance

Central Government Budget

The National Assembly approved Panama’s 2023 budget on October 27, 2022. The 2023 budget contemplates total expenditures of U.S.$27.6 billion, with budget estimates based on an anticipated nominal GDP of U.S.$81.9 billion (5.0% real growth from 2022) and an anticipated consolidated non-financial public sector deficit of approximately U.S.$2.2 billion (approximately 3.0% of preliminary nominal GDP) for 2023. The 2023 budget allocates public recurrent and capital expenditures as follows: 42.9% to social services; 15.4% to financial services; 13.4% to general services; 8.0% to infrastructure development; 3.1% to development and promotion of production; 0.9% to environment and technology; and 16.3% to other services.

The table below sets forth the budgeted expenditures of the Central Government by function for the indicated budget years:

TABLE NO. 11

Budgeted Expenditures of the Central Government by Function(1)

(in millions of dollars)

Itemization	2019	2020	2021	2022	2023(2)
Legislative	123.3	99.7	107.0	144.0	150.0
Judiciary	183.7	166.9	182.2	205.6	330.3
General Comptroller	108.3	146.3	121.6	150.9	147.4
Presidency	798.4	595.3	206.2	218.1	225.0
Government	311.3	290.2	527.2	537.2	677.0
Foreign Affairs	66.0	67.1	64.4	68.6	67.1
Education	2,465.3	2,630.3	2,674.4	2,623.7	2,876.8
Commerce and Industry	171.0	109.1	96.8	74.6	81.0
Public Works	1,702.3	894.6	641.8	728.7	1,243.7
Agriculture	249.9	190.0	349.9	334.8	437.7
Health	2,331.4	2,041.8	2,202.1	2,532.1	2,555.5
Labor	45.4	46.0	39.4	36.3	39.8
Housing	369.5	234.1	254.4	188.1	148.5
Economy and Finance	962.7	786.0	895.4	795.4	758.1
Social Development	309.2	311.3	311.5	703.7	306.8
Security	805.0	753.3	830.2	847.1	903.1
Public Ministry	183.4	166.0	202.1	207.1	251.1
Environment	69.6	55.1	59.8	55.5	77.6
Electoral Tribunal	144.0	104.1	89.7	94.4	159.5
Tax Administrative Court	3.2	3.0	3.1	2.6	3.9
Court of Accounts	3.8	3.7	3.8	3.8	4.1
Prosecutor of Accounts	3.3	3.1	4.0	4.3	5.0
Ombudsman	5.8	5.8	6.0	6.3	7.5
Culture	0	66.0	45.5	42.3	52.5
Other expenses	37.0	38.1	37.9	3,815.8	4,409.4
Total	$11,452.8	$9,806.9	$9,956.4	$14,421.1	$15,918.4

Note: Totals may differ due to rounding.

(1)	Excluding transfers, subsidies and debt service.
(2)	Original 2023 budget, before modifications.

Source: Ministry of Economy and Finance.

In 2022, Panama’s non-financial public sector balance registered a deficit of approximately U.S.$3.0 billion (3.9% of nominal GDP), a decrease of 30.8% compared to a deficit of approximately U.S.$4.3 billion in 2021 (6.5% of nominal GDP), in part due to a 15.1% increase in current revenues.

In 2022, the Central Government’s overall balance registered a deficit of approximately U.S.$3.1 billion (4.1% of nominal GDP), a decrease of 30.9% compared to a deficit of approximately U.S.$4.5 billion (6.7% of nominal GDP) in 2021, in part due to a 17.0% increase in current revenues.

Taxation

Preliminary figures indicate that approximately 63.0% of the Central Government’s current revenues in 2022 came from various forms of taxation. Central Government tax revenues in 2022 were U.S.$5.8 billion, an increase of 27.7% from U.S.$4.6 billion in tax revenues in 2021. Approximately 57.1% of 2022 tax revenues were from direct taxes, compared to 54.4% of tax revenues in 2021. Direct tax revenues in 2022 were U.S.$3.3 billion, a 34.1% increase from U.S.$2.5 billion in 2021, primarily due to an increase in income and property taxes.

As of February 28, 2023, Panama had signed tax information exchange agreements with Canada, Denmark, Faroe Islands, Finland, Greenland, Iceland, Japan, Norway, Sweden and the United States. Panama has treaties for the avoidance of double taxation and prevention of fiscal evasion that have entered into force with 17 countries, raising to 27 the number of counties with which Panama performs double taxation and prevention of fiscal evasion collaboration.

Revenues and Expenditures

The Central Government’s total revenues for 2022 were approximately U.S.$9.3 billion, a 17.0% increase compared to approximately U.S.$7.9 billion in 2021. In 2022, capital expenditures were approximately U.S.$3.7 billion, a 10.6% increase compared to approximately U.S.$3.4 billion in 2021.

In 2022, the Central Government’s current savings registered a surplus of approximately U.S.$0.6 billion, approximately 0.8% of preliminary 2022 GDP and a 155.2% increase compared to a deficit of approximately U.S.$1.1 billion in 2021.

The table below sets forth the revenues and the expenditures of the Central Government for the periods indicated:

TABLE NO. 12

Fiscal Performance – Central Government

	Period Ended December 31, (in millions of dollars)
	2021(P)	2022(P)
Total Revenues	7,933	9,284
Adjusted Current Revenue	7,933	9,284
Tax Revenue	4,580	5,850
Non Tax Revenues	3,341	3,429
Capital Income	12	6
Donations	0	0
Total Expenditures	12,428	12,392
Current Expenditures	9,057	8,664
Current Savings	(1,124)	620
Capital Expenditures	3,371	3,729
Deficit	(4,496)	(3,108)
% of GDP	(6.7)%	(4.1)%

Note: Totals may differ due to rounding.

(P)	Preliminary figures.

Source: Ministry of Economy and Finance.

The non-financial public sector, which includes the Central Government, decentralized agencies (including CSS and principal universities) and non-financial public enterprises, had total revenues of approximately U.S.$13.3 billion during 2022, a 13.8% increase compared to approximately U.S.$11.7 billion in 2021, mainly due to an increase in the Central Government’s current revenues. Current savings for the non-financial public sector registered a surplus of approximately U.S.$1.1 billion in 2022, a 304.0% increase compared to a deficit of approximately U.S.$0.5 billion in 2021.

The following table sets forth the revenues, by purpose, and expenditures, by sector, of the consolidated non-financial public sector for the periods indicated:

TABLE NO. 13

Fiscal Performance – Consolidated Non-Financial Public Sector

	Period Ended December 31, (in millions of dollars)
	2021(P)	2022(P)
Total Revenues	11,661	13,273
Adjusted Current Revenue	11,390	13,111
Capital Income	17	11
Donations	0	0
Total Expenditures	16,006	16,279
Current Expenditures	12,204	12,202
Current Savings	(533)	1,088
Capital Expenditures	3,802	4,076
Deficit	(4,345)	(3,006)
% of GDP	(6.5)%	(3.9)%

Note: Totals may differ due to rounding.

(P)	Preliminary figures.

Source: Ministry of Economy and Finance.

The following tables set forth the revenues, by purpose, and expenditures, by sector, of the Central Government and the consolidated non-financial public sector for the years 2018 through 2022. Under the terms of the 1994 amendments to the Constitution, the Panama Canal Authority budget is not included in the budget of the Central Government.

TABLE NO. 14

Central Government Operations

(in millions of dollars)

	2018	2019	2020	2021(P)	2022(P)
Total Revenues	$9,010.3	$8,496.6	6,725.1	7,932.6	9,283.9
Current Revenues	8,990.8	8,486.6	6,724.1	7,932.6	9,283.9
Tax Revenues	5,918.2	5,499.0	4,017.3	4,579.6	5,849.6
Direct	3,305.4	2,956.7	2,263.6	2,490.2	3,339.9
Indirect	2,612.8	2,542.3	1,753.8	2,089.4	2,509.8
Non Tax Revenues	3,072.6	2,987.6	2,692.5	3,340.7	3,428.7
Adjustments to Rent	—
Capital Gains	19.5	10.0	14.2	12.3	5.6
Donations	0.0	0.0	1.0	0.0	0.0
Total Expenditures	$11,081.6	$11,258.2	11,653.9	12,428.1	12,392.3
Current Expenses	7,265.7	7,566.2	8,115.7	9,057.0	8,663.5
Wages and Salaries	3,120.2	3,210.9	3,556.7	3,791.8	3,899.3
Goods and Services	779.5	666.1	685.9	609.3	751.6
Transfers	2,117.3	2,280.0	2,371.5	2,877.6	2,615.5
Interest	1,148.3	1,258.4	1,416.1	1,539.9	1,317.5
Others	100.4	150.9	85.5	238.3	79.7
Current Savings	$1,725.1	$920.4	(1,391.7)	(1,124.4)	620.4
% of GDP	2.7%	1.4%	(2.6)%	(1.7)%	0.8%
Total Savings	1,744.6	930.4	(1,390.7)	(1,124.4)	620.4
% of GDP	2.7%	1.4%	(2.6)%	(1.7)%	0.8%
Capital Expenditures	$3,815.9	$3,692.0	3,538.1	3,371.2	3,728.8
Primary Balance	$(923.0)	$(1,503.3)	(3,512.7)	(2,955.6)	(1,790.9)
% of GDP	(1.4)%	(2.3)%	(6.5)%	(4.4)%	(2.3)%
Surplus or Deficit	(2,071.3)	(2,761.6)	(4,928.8)	(4,495.5)	(3,108.4)
% of GDP	(3.2)%	(4.1)%	(9.1)%	(6.7)%	(4.1)%

Note: Totals may differ due to rounding.

(P)	Preliminary figures.

Source: Ministry of Economy and Finance.

TABLE NO. 15

Consolidated Non-Financial Public Sector Operations

(in millions of dollars)(1)

	2018	2019	2020	2021(P)	2022(P)
Revenues:
General Government
Central Government	$8,823.3	$8,360.9	$6,588.5	$7,782.3	$9,159.9
CSS	3,656.4	3,711.9	3,055.5	3,415.8	3,720.6
Consolidated agencies	241.8	256.1	183.1	174.2	219.5
Total	12,721.5	12,328.9	9,846.0	11,389.5	13,111.4
Public Enterprises Operations Surplus (Deficit)	(39.9)	8.8	(53.4)	(6.8)	(10.7)
Nonconsolidated Agencies Surplus and Others	63.2	52.0	137.7	288.4	189.1
Capital Revenues	40.2	10.9	18.8	17.1	11.3
Donations	0.0	0.0	1.0	0.0	0.0
Total	$12,755.7	$12,382.8	$9,894.2	11,660.8	13,273.2
Expenditures:
General Government
Central Government	5,409.9	5,456.4	6,120.1	6,444.6	6,537.3
CSS	3,451.4	3,629.7	3,746.2	3,891.8	4,001.0
Consolidated agencies	281.7	299.2	316.5	327.7	346.4
Total(2)	$9,143.1	$9,385.3	$10,182.7	$10,664.2	$10,884.7
Capital Expenditures	4,316.2	3,646.1	3,816.9	3,801.9	4,076.4
Total	$13,459.3	$13,031.4	$13,698.9	$14,466.1	$14,961.1
Debt Interest Paid	1,154.9	1,264.7	1,416.1	1,539.9	1,317.5
Total Consolidated Non-Financial Public Sector Expenditures	$14,614.2	$14,296.1	$15,415.7	$16,006.0	$16,278.7
Balance	(703.6)	(648.5)	(4,105.4)	(2,805.3)	(1,688.0)
Overall Surplus (Deficit)	$(1,858.5)	$(1,913.3)	$(5,521.5)	$(4,345.2)	$(3,005.5)
Percentage of GDP (nominal)	(2.9)%	(2.9)%	(10.2)%	(6.5)%	(3.9)%

Note: Totals may differ due to rounding.

(P)	Preliminary figures.
(1)	Non-Financial Public Sector excludes PCA, BNP and Caja de Ahorros.
(2)	Excluding interest payments.

Sources: Office of the Comptroller General, Ministry of Economy and Finance and other public institutions.

Administration of Public Funds

As of January 31, 2023, the Treasury Single Account (“TSA”), an official bank account administered by the Ministry of Economy and Finance, in which all public revenues will be deposited and from which payment of the obligations of public institutions will be made was in phase III, having incorporated over 80% of accounts holding public funds.

International Reserves

As of December 31, 2022, BNP’s foreign assets amounted to U.S.$4.0 billion, a decrease of 43.5% compared to U.S.$7.0 billion as of December 31, 2021.

The following table sets forth certain information regarding Panama’s international reserves at December 31 for the years indicated:

TABLE NO. 16

International Reserves(1)

	2018	2019	2020	2021	2022
Foreign Exchange	$1,696.0	$2,912.7	$7,878.3	6,946.9	3,893.9
Reserve Position in IMF	75.7	75.2	78.4	76.2	72.4
Total(2)	$1,771.7	$2,988.0	$7,956.7	$7,023.0	$3,966.3

Note: Totals may differ due to rounding.

(1)	In millions of dollars
(2)	Foreign assets of BNP in millions of dollars

Source: IMF and BNP.

Financial System

In 2022, the financial services sector increased by 5.5% mainly due to local financial services and commissions earned.

The Banking Sector

As of December 31, 2022, two state-owned banks, 40 private sector general license banks, 14 international license banks and 10 representative offices constituted the banking sector. Of the 40 private sector general license banks, 13 were incorporated in Panama and the rest abroad.

As of December 31, 2022, measured by assets, the largest bank based in Panama was Banco General, S.A., with U.S.$17.2 billion in assets, and the second largest bank based in Panama was Banco Nacional de Panamá with U.S.$14.6 billion in assets. Two of the other largest banks, based on assets, are Banistmo, S.A. and BAC International Bank Inc. The largest international license banks, based on assets, are Bancolombia (Panama), S.A., ASB Bank Corp. and Banco de Bogotá S.A.

As of December 31, 2022, total assets of the banking sector were approximately U.S.$140.0 billion, 5.0% more than approximately U.S.$133.4 billion as of December 31, 2021. As of December 31, 2022, deposits in the banking sector were approximately U.S.$98.4 billion, 1.4% higher than approximately U.S.$97.0 billion as of December 31, 2021.

Banking Law

On February 24, 2023, the FATF, upgraded Panama’s compliance rating, noting the completion of 13 of the 15 action items that were established in Panama’s FATF Action Plan to improve its framework against money laundering and terrorism financing in June 2019. The FATF urged Panama to quickly complete its Action Plan by June 2023.

Public Sector Banking Institutions

Banco Nacional de Panamá. BNP offers a wide range of commercial banking services through its 92 branches and 358 ATMs throughout Panama as of December 31, 2022. In accordance with the law that governs BNP, the Republic of Panama is responsible for the liabilities of BNP. BNP is the largest public sector banking institution in Panama in terms of domestic credit, local deposits and savings deposits. BNP’s total assets as of December 31, 2022 were U.S.$14.6 billion, its bank deposits were U.S.$4.2 billion, and its net loans were U.S.$5.8 billion.

As of December 31, 2022, BNP’s capital and reserves represented 27.2% of its bank deposits and 7.8% of its total assets. BNP generated gross revenues of U.S.$470.0 million in 2022.

As of December 31, 2022, BNP’s foreign assets were U.S.$3.9 billion, a decrease of 44.0% compared to U.S.$6.9 billion as of December 31, 2021.

Caja de Ahorros. Caja de Ahorros, the state-owned savings bank, had 62 branches and 308 ATMs throughout Panama as of December 31, 2022. Caja de Ahorros is primarily a mortgage lender specializing in financing medium-income customers. Due to its liquidity position in recent years, however, Caja de Ahorros has begun to promote personal loans. Total assets of Caja de Ahorros as of December 31, 2022, amounted to U.S.$6.1 billion (a 19.6% increase from December 31, 2021) and total deposits amounted to U.S.$4.9 billion (a 25.6% increase from December 31, 2021). Total net loans held by Caja de Ahorros as of December 31, 2022 amounted to U.S.$3.9 billion (a 11.4% increase from December 31, 2021). Caja de Ahorros had net income of U.S.$17.3 million for 2022, compared to net income of U.S.$13.7 million for 2021. In accordance with the law that governs Caja de Ahorros, the Republic of Panama is responsible for the liabilities of Caja de Ahorros.

Other Public Sector Institutions. The Panamanian public sector includes two other significant institutions that are not part of the banking sector: the agricultural development bank, Banco de Desarrollo Agropecuario (“BDA”), and the national mortgage bank, Banco Hipotecario Nacional (“BHN”). Panama created BDA to provide a source of financing for agricultural development. BDA’s activities have mainly focused on providing financing to medium and small producers. As of December 31, 2022, figures indicate that BDA had U.S.$244.2 million in net loans on its books. As of December 31, 2022, the total assets of BDA were U.S.$424.5 million. BDA had a net loss of approximately U.S.$1.0 million in 2022.

BHN was established in 1973 to provide a source of financing for national housing projects and to foster the development of savings associations. As of December 31, 2022, BHN’s net loan portfolio was U.S.$90.6 million and its total assets amounted to U.S.$335.5 million. BHN had a net loss of U.S.$9.5 million in 2022.

Other Financial System Components

Stock Exchange. In 1990, a private stock exchange, la Bolsa de Valores de Panamá, was created. The stock exchange recently changed its name to Bolsa Latinoamericana de Valores (“Latinex”). While it has had considerable growth, with aggregate trades increasing from U.S.$30.6 million in 1991 to U.S.$6.1 billion in 2022, Latinex remains a small portion of the financial services sector. Equity trades represented 6.7% of trading volume in 2022. In 2022, local secondary market transactions (which include both equity and debt trades) in Panama totaled U.S.$1.3 billion.

Interest Rates. In 2022, the average interest rate paid by Panamanian banks for one-year deposits was 2.72%, while the interest rate for personal credit transactions averaged 8.54%. In general terms, the differential between borrowing and lending interest rates for Panamanian banks was 5.82% in 2022.

Insurance. As of December 31, 2022, there were 23 insurance companies and 3,325 insurance brokerages. The 3,325 insurance brokerages consisted of 2,803 individual brokers, 407 brokerage companies and 115 temporary permissions. The total registered assets of the insurance companies as of December 31, 2022 equaled U.S.$3.7 billion.

Financial Services. A small non-deposit-taking financial services industry provides leasing, consumer durables financing and other small-scale lending. As of December 31, 2022, there were 181 locally incorporated companies participating in this industry.

Foreign Trade and Balance of Payments

Composition of Foreign Trade

In the nine-month period ended September 30, 2022, Panama’s exports of goods (FOB), excluding the CFZ, recorded a preliminary total of U.S.$2.8 billion, an increase of 8.8% compared to U.S.$2.6 billion in the same period of 2021, mainly due to increased exports of shrimp, unrefined sugar and other goods. In the nine-month period ended September 30, 2022, Panama’s imports of goods (CIF), excluding the CFZ, recorded a total of U.S.$11.4 billion, an increase of 40.0% compared to U.S.$8.2 billion in the same period of 2021, in part due to higher imports of consumer goods, specifically fuels, lubricants and related products.

For the nine-month period ended September 30, 2022, exports of copper ores and concentrates recorded a preliminary total of U.S.$2.2 billion, a 6.3% increase from U.S.$2.0 billion in the same period of 2021, primarily due to growth in export volumes from increased demand.

For the nine-month period ended September 30, 2022, banana and pineapple exports recorded a preliminary total of U.S.$99.9 million, a 15.3% decrease from U.S.$118.0 million in the same period of 2021, primarily due to lower exports of banana.

For the nine-month period ended September 30, 2022, shrimp exports recorded a preliminary total of U.S.$39.7 million, a 110.2% increase from U.S.$18.9 million in the same period of 2021, primarily due to higher sales in Taiwan.

For the nine-month period ended September 30, 2022, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a preliminary total of U.S.$38.80 million, a 0.1% decrease from U.S.$38.85 million in the same period of 2021.

For the nine-month period ended September 30, 2022, fishmeal exports recorded a preliminary total of U.S.$25.4 million, a 20.8% increase from U.S.$21.0 million in the same period of 2021, primarily due to growth in export volumes from increased demand.

Foreign Direct Investment

On December 15, 2022, President Cortizo, together with the Cabinet Council, instructed the Minister of Commerce and Industry, the Minister of Environment and the Minister of Labor and Labor Development to adopt administrative measures in order to comply with the 2017 judgment of the Supreme Court of Justice that declared the contract between the Panamanian State and the company Minera Panamá S.A. (formerly Minera Petaquilla, S.A.) unconstitutional. President Cortizo stated that the decision came after Minera Panamá failed to fulfill its January 2022 commitment to work towards a reasonable and satisfactory concession contract that establishes fair benefits for both parties.

On January 26, 2023, the Panama Maritime Authority issued Resolution No. 007-2023 requiring Minera Panamá S.A. to suspend copper concentrate loading operations at the port of Punta Rincon until the company demonstrates the certification process of the calibration of the scales by an accredited company.

On February 23, 2023, First Quantum Minerals Ltd. announced that its subsidiary, Minera Panamá S.A., was suspending ore processing operations at the Cobre Panama mine as a the result of the refusal by the Panama Maritime Authority to allow copper concentrate loading operations at the mine’s Punta Rincón port.

On March 8, 2023, the Government of Panama and Minera Panamá S.A. announced that they had reached agreement on the final text of the concession contract that will govern the long-term operation of the Cobre Panama project. The proposed new concession contract will have an initial 20-year term, with a 20-year extension option, and meets the Government’s objectives with respect to equitable sharing of royalties and taxes for Panama’s natural resources, with expected minimum revenues for the Government of U.S.$375 million each year (approximately 10 times more than the Government received under the 1997 concession contract). The proposed concession contract is subject to a 30-day public consultation process and approvals by the Panamanian Cabinet, the Comptroller General and the National Assembly.

In 2022, Cobre Panama produced 350,438 tons of copper concentrate, 139,751 ounces of gold and 2.8 million ounces of silver, and generated gross sales of U.S.$2,959 million.

Public Debt

As of February 28, 2023, total public debt totaled U.S.$44,163.4 million, an increase from U.S.$42,879.3 million as of February 28, 2022. As of February 28, 2023, internal public debt accounted for 16.8% of total debt (a decrease from 17.8% as of February 28, 2022), while external public debt accounted for 83.2% of total debt (an increase from 82.2% as of February 28, 2022). The average maturity of the debt portfolio as of February 28, 2023, was 14.9 years, with an average duration of 9.3 years. The average maturity of the debt portfolio as of February 28, 2022, was 15.5 years, with an average duration of 9.9 years. As of February 28, 2023, local secondary market transactions in treasury securities reached U.S.$79.4 million, a increase from U.S.$26.7 million as of February 28, 2022.

External Debt

Global Notes and Bonds

On November 21, 2022, Panama issued U.S.$1,500,000,000 aggregate principal amount of its 6.400% Global Bonds due 2035 as a prefunding transaction for the 2023 budget. Shortly thereafter, on December 1, 2023, Panama repurchased U.S.$484,948,000 aggregate principal amount of its 4.000% Global Bonds due 2024.